XINHUA CHINA LTD.
A-11 Chaowai Men Property Trade Center Office Building,
No.26 Chaoyangmen Wai St.,
Chaoyang District, 100020,
Beijing, P.R. China

January 30, 2007

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:           Xinhua China Ltd. Form RW
                Withdrawal of Registration Statement on Form SB-2 (File No. 333-132780)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), please consider this correspondence as an application to the Securities and Exchange Commission (the “SEC”) for an order permitting Xinhua China Ltd., a Nevada corporation (the “Registrant”), to withdraw its Registration Statement on Form SB-2 (File No. 333-132780), initially filed by the Registrant on March 29, 2006 (the “Registration Statement”).

The Registration Statement was filed by the Registrant in order to register shares of the Registrant’s common stock for resale by certain selling stockholders named therein (“Selling Stockholders”) pursuant to the terms of a registration rights agreement with the Selling Stockholders.  The Registration Statement has not been declared effective by the SEC, and no shares of the Registrant’s common stock have been sold pursuant to the Registration Statement.  The withdrawal of the Registration Statement is requested as the Selling Stockholders and the Registrant have agreed, pursuant to the Forbearance and Settlement Agreement dated effective December 29, 2006, to request the immediate withdrawal of the Registration Statement.  A copy of the Forbearance and Settlement Agreement is attached as an exhibit to Registrant’s filing on Form 8-K, as filed with the SEC on January 19, 2007.

The Registrant respectfully requests that, in accordance with the provisions of Rule 477 under the 1933 Act, the SEC issue an order granting the desired withdrawal.  The Registrant hereby further requests, in accordance with Rule 457(p) of the 1933 Act, that all fees paid by the Registrant to the SEC in connection with the filing of the Registration Statement be credited to the Registrant’s account with the SEC for future use.

Should you have any questions regarding this application for withdrawal, please do not hesitate to contact Michael Shannon of Devlin Jensen, Barristers & Solicitors, the Registrant’s outside counsel, at (604) 684-2550.  Please provide a copy of the order granting withdrawal via facsimile to Mr. Shannon at (604) 684-0916.

Sincerely,

XINHUA CHINA LTD.

By: _/s/ Xianping Wang________________
      Xianping Wang
      President and Director